                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                            ----------------------

                                   FORM 11-K


              (X) Annual Report Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year Ended December 31, 1997

                          Commission File No. 1-12338

                            ----------------------


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN
                           (Full Title of the Plan)


                          VESTA INSURANCE GROUP, INC.
                             3760 River Run Drive
                          Birmingham, Alabama  35243
                    (Name of Issuer of the Securities Held
                     Pursuant to the Plan and the Address
                      of its Principal Executive Office)

                             REQUIRED INFORMATION

(a)  Financial Statements for the J. Gordon Gaines, Inc. Retirement Savings Plan

                                                                            Page
                                                                        ------------

        (i)    Report of Independent Auditors                               F-1

        (ii)   Audited statements of net assets available for
               plan benefits as of December 31, 1997 and 1996               F-2

        (iii)  Audited statements of changes in net assets
               available for plan benefits for the years
               ended December 31, 1997, 1996 and 1995                       F-3

(b)  Exhibits

     The following exhibit is filed herewith as a part of this annual report:

               Exhibit Number             Description of Exhibit
          -----------------------     ------------------------------
                    23.1                  Consent of Independent
                                          Certified Public Accountants



                                  SIGNATURES


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the J. Gordon Gaines, Inc. Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN


                                    By:  J. Gordon Gaines, Inc.,
                                         Administrator of the Plan


                                         By:  /s/ DONALD W. THORNTON
                                             -----------------------------------
                                              Donald W. Thornton
                                         Its:   Senior Vice President, General
                                                Counsel and Secretary

Date:  July 14, 1998

                             J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                        December 31, 1997, 1996 and 1995

                   With Independent Auditors' Report Thereon

                          INDEPENDENT AUDITORS' REPORT

The Administrative Committee
J. Gordon Gaines, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the J. Gordon Gaines, Inc. Retirement Savings Plan (Plan) as of December 31, 1997 and 1996 and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


July 7, 1998

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 1997 and 1996

                                                              1997       1996
                                                           ---------- ----------
ASSETS
  Investments at fair value:
    Vesta Insurance Group, Inc. common stock               $1,704,775    738,097
      (cost: 1997 - $917,361, 1996 - $606,045)
    Mutual fund investments:
      Vanguard Index Trust (cost: 1997 - $793,290,
        1996 - $276,265)                                      962,225    334,266
      Fidelity Balanced Fund (cost: 1997 - $376,592,
        1996 - $154,950)                                      395,697    164,713
      Wachovia Fixed Income Fund (cost: 1997 - $124,263,
        1996 - $78,023)                                       127,062     78,882
      Wachovia Prime Cash Management (cost: 1997 -
        $280,337, 1996 - 162,382)                             280,337    162,382
                                                           ---------- ----------
          Total investments                                 3,470,096  1,478,340

  Cash                                                             --        773

  Employee contributions receivable                            40,657     15,866
  Employer contributions receivable                           279,932         --
                                                           ---------- ----------
          Total assets                                      3,790,685  1,494,979

LIABILITIES
  Other                                                            --      1,611
  Cash overdraft                                               10,105         --
                                                           ---------- ----------
          Total liabilities                                    10,105      1,611
                                                           ---------- ----------
  Net assets available for benefits                        $3,780,580  1,493,368
                                                           ========== ==========

See accompanying notes to financial statements.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

             For the Years Ended December 31, 1997, 1996, and 1995

                                                        1997             1996            1995
                                                     ----------      ---------       ----------
Dividend income (includes dividends from
 sponsor's stock of $3,987, $3,080, and $2,393 in
 1997, 1996, and 1995, respectively)                 $   76,797         28,338           17,014
Net appreciation (depreciation) of investments          845,618        (61,707)         327,845
                                                     ----------      ---------       ----------
                                                        922,415        (33,369)         344,859
                                                     ----------      ---------       ----------

Contributions:
 Employee                                               859,307        364,049          306,017
 Employer                                               632,780        150,601          123,273
                                                     ----------      ---------       ----------
                                                      1,492,087        514,650          429,290
                                                     ----------      ---------       ----------

Rollovers                                                62,314         63,151            6,835
Distributions to participants                          (189,604)      (187,652)         (67,542)
                                                     ----------      ---------       ----------
  Net increase                                        2,287,212        356,780          713,442

Net assets available for plan benefits:
 Beginning of year                                    1,493,368      1,136,588          423,146
                                                     ----------      ---------       ----------

 End of year                                         $3,780,580      1,493,368        1,136,588
                                                     ==========      =========       ==========

See accompanying notes to financial statements.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION

         The accompanying financial statements of J. Gordon Gaines, Inc. Retirement Savings Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles. J. Gordon Gaines (the Company or Sponsor) is a wholly-owned subsidiary of Vesta Insurance Group, Inc. (Vesta).

     (b) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrators to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the components of changes in net assets during the reporting period. Actual results could differ from those estimates.

     (c) INVESTMENTS VALUATION

         Investments in mutual funds and in Vesta common stock are stated at fair value, based on quotations obtained from national securities exchanges. Purchase and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

         For cash, receivables and payables, the carrying amounts approximate fair value because of the short-term nature of these instruments.

     (d) PLAN EXPENSES

         Wachovia Services, Inc. (the Trustee) is trustee for the Plan. Administration fees paid to the Trustee and all other administrative expenses are paid by the Sponsor.

     (e) FEDERAL INCOME TAXES

         A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer, Plan earnings and appreciation in the value of investments will not be taxable to the employee until a distribution is received from the Plan, except for appreciation in the value of Vesta Insurance Group, Inc. common stock which will not be taxed until the participant disposes of that stock.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


(2)  ORGANIZATION

     The Plan was adopted on November 15, 1993. The Plan includes a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(3)  DESCRIPTION OF PLAN

     (a)  PARTICIPANT CONTRIBUTIONS

          Employees become eligible to participate in the Plan on the first day of January, April, July, or October following completion of one year of service. Participants may elect to have from 1 to 10 percent of their compensation deferred and contributed to the Plan. There were 415 participants and 152 participants as of December 31, 1997 and 1996, respectively.

          Participants may allocate their contributions, in multiples of 10 percent, to the following investments:

          (i) Money Market Fund: Invested primarily in the Wachovia Prime Cash Management Fund (previously Biltmore Prime Cash Management Fund) which invests in commercial paper and other money market instruments maturing in one year or less;

          (ii) Bond Fund: Invested primarily in the Wachovia Fixed Income Fund (previously Biltmore Fixed Income) which invests in direct obligations of the United States or agencies;

          (iii) Balanced Fund: Invested primarily in the Fidelity Balanced Fund which invests in common or preferred stock, and securities convertible into common stock, direct obligations of the United States Government and its agencies, corporate bonds, debentures, notes, and certificates of indebtedness;

          (iv) Equity Fund: Invested primarily in the Vanguard Index Trust which invests in common or capital stock and convertible bonds, convertible notes, debentures or preferred stocks which are convertible into common or capital stocks;

          (v) Company Stock Fund: Invested in Vesta Insurance Group, Inc. common stock.

     (b) EMPLOYER MATCHING CONTRIBUTIONS

         The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. For 1997 and 1996, these matching contributions were 50 percent of employee contributions up to a maximum of 6 percent of the employee's compensation. On December 20, 1997, the board of directors granted an additional discretionary contribution, which was a one-time fifty percent (50 percent) employer matching contribution on the first six percent (6 percent) of an employee's compensation contributed to the Plan for the 1997 plan year for

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995

         those eligible employees actively employed by the Company and participating in the plan as of December 31, 1997.

     (c) VESTING

         Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their contributions. A Participant acquires a vested interest in the portion of their accounts attributable to Employer matching and additional discretionary contributions based on length of employment, as follows:

                 Years of Service              Vesting Percentage
                 ----------------              ------------------
                    Less than 3                          0%
                         3                              20%
                         4                              40%
                         5                              60%
                         6                              80%
                         7                             100%

     (d) FORFEITURES

         If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts are applied to the Company's contributions.

     (e) WITHDRAWAL PROVISIONS

         Participants may request that all or part of their accounts attributable to elective contributions be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion will be taxable and may not be repaid to the Plan.

     (f) PRIORITIES UPON TERMINATION

         Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

     (g) ROLLOVERS

         During 1997 and 1996, assets were rolled into the Plan from the qualified plans of previous employers of employees of the Company.

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


(4)  INVESTMENTS

     The investments of the Plan as of December 31, 1997 and 1996 are summarized as follows:

                                                                               DECEMBER 31, 1997
                                                    ----------------------------------------------------------------
                                                                                             FAIR VALUE
                                                      NUMBER OF                               PER SHARE      FAIR
                                                    SHARES/UNITS             COST              OR UNIT       VALUE
                                                    ------------         ----------          ----------    ---------
   Vesta Insurance Group, Inc.                          28,712           $  917,361             59.38      1,704,775
   Vanguard Index Trust                                 10,683              793,290             90.07        962,225
   Fidelity Balanced Fund                               25,913              376,592             15.27        395,697
   Wachovia Fixed Income Fund                           12,874              124,263              9.87        127,062
   Wachovia Prime Cash Management                      280,337              280,337              1.00        280,337
                                                                         ----------                        ---------
                                                                         $2,491,843                        3,470,096
                                                                         ==========                        =========


                                                                               DECEMBER 31, 1996
                                                    ----------------------------------------------------------------
                                                                                             FAIR VALUE
                                                      NUMBER OF                               PER SHARE      FAIR
                                                    SHARES/UNITS             COST              OR UNIT       VALUE
                                                    ------------         ----------          ----------    ---------
   Vesta Insurance Group, Inc.                          23,525           $  606,045             31.38        738,097
   Vanguard Index Trust                                  4,833              276,265             69.16        334,266
   Fidelity Balanced Fund                               11,698              154,950             14.08        164,713
   Biltmore Fixed Income Fund                            8,166               78,023              9.66         78,882
   Biltmore Prime Cash Management                      162,382              162,382              1.00        162,382
                                                                         ----------                        ---------
                                                                         $1,273,665                        1,478,340
                                                                         ==========                        =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


Allocation of Net Assets Available for Plan Benefits to Investment Programs

                                                                                         DECEMBER 31, 1997
                                                                 ------------------------------------------------------------------
                                                                     MONEY                                    COMPANY
                                                                    MARKET     BOND    BALANCED    EQUITY      STOCK      COMBINED
                                                                     FUND      FUND      FUND       FUND        FUND       FUNDS
                                                                 ----------  --------  ---------  ---------  ----------  ----------
Assets:
     Investments at fair value                                     $280,337  127,062    395,697     962,225  1,704,775   3,470,096
     Employee contributions
       receivable                                                     3,622    2,274      5,975      18,486     10,300      40,657
     Employer contributions
       receivable                                                    31,300   14,818     34,927     107,166     91,721     279,932
                                                                   --------  -------    -------   ---------  ---------   ---------
         Total assets                                               315,259  144,154    436,599   1,087,877  1,806,796   3,790,685
                                                                   --------  -------    -------   ---------  ---------   ---------
Liabilities:
     Cash overdraft                                                   1,298       --          3          --    (11,406)    (10,105)
                                                                   --------  -------    -------   ---------  ---------   ---------
                                                                     (1,298)      --         (3)         --     11,406      10,105
                                                                   --------  -------    -------   ---------  ---------   ---------
Net assets available
       for plan benefits                                           $316,557  144,154    436,602   1,087,877  1,795,390   3,780,580
                                                                   ========  =======    =======   =========  =========   =========

Allocation of Net Assets Available for Plan Benefits to Investment Programs

                                                                                           DECEMBER 31, 1996
                                                                    --------------------------------------------------------------
                                                                     MONEY                                    COMPANY
                                                                    MARKET    BOND     BALANCED    EQUITY      STOCK     COMBINED
                                                                     FUND     FUND       FUND       FUND       FUND        FUNDS
                                                                    -------  -------   --------   ---------  ---------   ---------
Assets:
     Investments at fair value                                     $162,382   78,882    164,713     334,266    738,097   1,478,340
     Cash                                                               746        8          6           9          4         773
     Employee contributions
       receivable                                                     1,968      805      2,361       3,906      6,826      15,866
                                                                   --------  -------    -------   ---------  ---------   ---------
         Total assets                                               165,096   79,695    167,080     338,181    744,927   1,494,979
                                                                   --------  -------    -------   ---------  ---------   ---------
Liabilities:
     Other                                                             (449)     (30)     1,133         286        671       1,611
                                                                   --------  -------    -------   ---------  ---------   ---------
                                                                       (449)     (30)     1,133         286        671       1,611
                                                                   --------  -------    -------   ---------  ---------   ---------
Net assets available
       for plan benefits                                           $165,545   79,725    165,947     337,895    744,256   1,493,368
                                                                   ========  =======    =======   =========  =========   =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs

                                                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                      --------------------------------------------------------------------
                                          MONEY                                      COMPANY
                                          MARKET     BOND    BALANCED     EQUITY      STOCK      COMBINED
                                           FUND      FUND      FUND        FUND        FUND       FUNDS
                                        ---------  --------  ---------  ----------  ----------  ----------
   Dividend income                      $ 11,331     5,432     39,364      16,683       3,987      76,797
   Net appreciation of investments            --     1,844     12,037     119,744     711,993     845,618
                                        --------   -------    -------   ---------   ---------   ---------
                                          11,331     7,276     51,401     136,427     715,980     922,415
                                        --------   -------    -------   ---------   ---------   ---------
   Contributions:
     Employee                             81,121    45,208    119,162     355,218     258,598     859,307
     Employer                             67,017    32,871     84,722     244,974     203,196     632,780
                                        --------   -------    -------   ---------   ---------   ---------
                                         148,138    78,079    203,884     600,192     461,794   1,492,087
                                        --------   -------    -------   ---------   ---------   ---------
   Rollovers                                 320        --      8,824      38,754      14,416      62,314
   Distributions to participants         (20,365)  (12,021)   (20,087)    (28,673)   (108,458)   (189,604)
   Transfers                              11,589    (8,907)    26,634       3,282     (32,598)         --
                                        --------   -------    -------   ---------   ---------   ---------
       Net increase                      151,013    64,427    270,656     749,982   1,051,134   2,287,212
                                        --------   -------    -------   ---------   ---------   ---------
   Net assets available for
     plan benefits:
       Beginning of year                 165,544    79,727    165,946     337,895     744,256   1,493,368
                                        --------   -------    -------   ---------   ---------   ---------
       End of year                      $316,557   144,154    436,602   1,087,877   1,795,390   3,780,580
                                        ========   =======    =======   =========   =========   =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs

                                                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                       ------------------------------------------------------------------
                                           MONEY                                     COMPANY
                                           MARKET     BOND    BALANCED    EQUITY      STOCK     COMBINED
                                            FUND      FUND      FUND       FUND       FUND       FUNDS
                                         ---------  --------  ---------  ---------  ---------  ----------
   Dividend income                       $  7,743     4,212      6,274      7,029      3,080      28,338
   Net appreciation (depreciation)
     of investments                            --    (1,623)     6,394     48,612   (115,090)    (61,707)
                                         --------   -------    -------   --------   --------   ---------
                                            7,743     2,589     12,668     55,641   (112,010)    (33,369)
                                         --------   -------    -------   --------   --------   ---------
   Contributions:
     Employee                              40,422    17,732     42,481     74,617    188,797     364,049
     Employer                              18,416     7,081     16,102     29,494     79,508     150,601
                                         --------   -------    -------   --------   --------   ---------
                                           58,838    24,813     58,583    104,111    268,305     514,650
                                         --------   -------    -------   --------   --------   ---------
   Rollovers                                9,428     6,581      7,532     30,952      8,658      63,151
   Distributions to participants           (6,415)  (13,297)   (20,214)  (120,172)   (27,554)   (187,652)
   Transfers                               (4,119)    5,788      6,855     73,203    (81,727)         --
                                         --------   -------    -------   --------   --------   ---------
       Net increase                        65,475    26,474     65,424    143,735     55,672     356,780
   Net assets available for
     plan benefits:
       Beginning of year                  100,069    53,253    100,522    194,160    688,584   1,136,588
                                         --------   -------    -------   --------   --------   ---------
       End of year                       $165,544    79,727    165,946    337,895    744,256   1,493,368
                                         ========   =======    =======   ========   ========   =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs

                                                     FOR THE YEAR ENDED DECEMBER 31, 1995
                                     --------------------------------------------------------------------
                                           MONEY                                     COMPANY
                                          MARKET      BOND     BALANCED    EQUITY     STOCK     COMBINED
                                           FUND       FUND       FUND       FUND       FUND      FUNDS
                                         ---------  --------  ----------  ---------  --------  ----------
   Dividend income                       $  4,364     2,530       3,660      4,067     2,393      17,014
   Net appreciation
     of investments                            --     4,116       7,626     38,667   277,436     327,845
                                         --------    ------     -------    -------   -------   ---------
                                            4,364     6,646      11,286     42,734   279,829     344,859
                                         --------    ------     -------    -------   -------   ---------
   Contributions:
     Employee                              37,271    17,833      39,784     59,446   151,683     306,017
     Employer                              14,296     6,076      13,694     23,203    66,004     123,273
                                         --------    ------     -------    -------   -------   ---------
                                           51,567    23,909      53,478     82,649   217,687     429,290
                                         --------    ------     -------    -------   -------   ---------
   Rollovers                                  954        --          --      1,827     4,054       6,835
   Distributions to participants           (8,778)   (9,179)    (14,897)   (11,056)  (23,632)    (67,542)
   Transfers                               (4,300)      261     (15,065)    (9,136)   28,240          --
                                         --------    ------     -------    -------   -------   ---------
         Net increase                      43,807    21,637      34,802    107,018   506,178     713,442
   Net assets available for
     plan benefits:
       Beginning of year                   56,262    31,616      65,720     87,142   182,406     423,146
                                         --------    ------     -------    -------   -------   ---------
       End of year                       $100,069    53,253     100,522    194,160   688,584   1,136,588
                                         ========    ======     =======    =======   =======   =========

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                       December 31, 1997, 1996, and 1995


(5)  RELATED PARTY TRANSACTIONS

     The Sponsor paid all of the Plan's administrative expenses in 1997, 1996 and 1995. During 1997, 1996 and 1995, the Plan acquired and sold Vesta Insurance Group, Inc. common stock as follows:

                                                                        SELLING PRICE/
                                                    SHARES      COST      FAIR VALUE
                                                   -------    --------  -------------
   1997:
     Acquired                                        8,829    $412,337      412,337
     Sold                                            3,642     101,727      158,358
                                                    ------    --------    ---------
       Balance at year-end                          28,712     917,361    1,704,775
   1996:
     Acquired                                        7,973    $280,052      280,052
     Stock split in form of a dividend               4,353          --           --
     Sold                                            1,208      29,668       38,612
                                                    ------    --------    ---------
       Balance at year-end                          23,525     606,045      738,097
                                                    ------    --------    ---------
   1995:
     Acquired                                        6,309    $227,602      227,602
     Sold                                               67       2,024        2,574
                                                    ------    --------    ---------
       Balance at year-end                          12,407     396,370      676,182
                                                    ======    ========    =========

(6)  SUBSEQUENT EVENT

     On June 1, 1998, Vesta Insurance Group, Inc. (the Company) announced that certain accounting irregularities were discovered by the Company and that an investigation was to ensue in order to determine the magnitude of the irregularities. On June 29, 1998, the Company announced that the investigation had been completed and that the Company would restate its historical financial statements. Additionally, the Company announced that it would restate its financial statements for the first quarter of 1998. The fair value of the Company's common stock has declined to approximately $20 per share as of June 30, 1998. As of December 31, 1997, the Plan owned 28,712 shares of the Company's common stock, valued at $59.38 per share. The effect of the decline in the value of this common stock would reduce the net assets of the Plan by approximately $1.1 million as of December 31, 1997.

                                                                      SCHEDULE I

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

           Item 27a-Schedule of Assets Held for Investment Purposes

                            As of December 31, 1997

                                           NUMBER OF                           FAIR
                                         SHARES/UNITS          COST            VALUE
                                         -------------    --------------- ---------------
Vesta Insurance Group, Inc. common stock*  28,712         $  917,361       1,704,775
Vanguard Index Trust                       10,683            793,290         962,225
Fidelity Balanced Fund                     25,913            376,592         395,697
Wachovia Fixed Income Fund                 12,874            124,263         127,062
Wachovia Prime Cash Management            280,337            280,337         280,337
                                                          ----------       ---------
                                                          $2,491,843       3,470,096
                                                          ==========       =========

* Vesta Insurance Group, Inc. owns 100 percent of the common stock of the Sponsor making Vesta a party-in-interest.

                                                                      SCHEDULE 2

                            J. GORDON GAINES, INC.
                            RETIREMENT SAVINGS PLAN

                 Item 27d-Schedule of Reportable Transactions

                     For the Year Ended December 31, 1997

                                                                                            CURRENT
                                                  PURCHASE                                  VALUE OF
                                   NUMBER         PRICE AND                                 ASSET ON
                                     OF           AGGREGATE            SELLING             TRANSACTION           NET
                                   SHARES           COST                PRICE                  DATE              GAIN
                               --------------- ---------------     --------------         ---------------     ------------
Purchase of investments:
* Vesta Insurance Group,
   Inc. common stock                8,829         $   412,337                 --              412,337              --
  Vanguard Index Trust              6,308             544,273                 --              544,273              --
  Fidelity Balanced Fund           16,039             246,108                 --              246,108              --
  Cash Management Fund          1,087,718           1,087,718                 --            1,087,718              --

Sale of investments:
* Vesta Insurance Group, Inc.
   common stock                     3,642             101,727            158,358              158,358          56,631
  Vanguard Index Trust                458              27,247             36,057               36,057           8,810
  Fidelity Balanced Fund            1,824              24,466             27,162               27,162           2,696
  Cash Management Fund            887,826             887,826            887,826              887,826              --

* Vesta Insurance Group, Inc. owns 100 percent of the common stock of the Sponsor making Vesta a party-in-interest.

                                 EXHIBIT INDEX




Exhibit                                                                  Page
Number                      Description of Exhibit                      Number
-------         ---------------------------------------------------     ------
 23.1           Consent of Independent Certified Public Accountants



                                       3